         Exhibit (d)(2)

INVESTMENT MANAGEMENT
FEE CAP AGREEMENT

INVESTMENT MANAGEMENT FEE CAP AGREEMENT, effective as of May 18, 2009, by and between Ivy Investment Management Company ("IICO") and Ivy Funds, Inc. (the "Corporation"), a Maryland corporation, on behalf of its series designated Ivy Municipal High Income Fund (the "Fund").

         WHEREAS, the Corporation is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type; and

         WHEREAS, the Corporation and IICO are parties to an Investment Management Agreement effective May 18, 2009 ("Management Agreement") on behalf of each of its series, including the Fund, pursuant to which IICO provides business management and/or investment advisory services to the Fund for compensation based on the value of the average net assets of the Fund ("management fee"); and

         WHEREAS, the Corporation and IICO have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

         NOW THEREFORE, the parties hereto agree as follows:

1.	Investment Management Fee Waiver.

IICO agrees to reduce the management fee paid by the Fund to 0.485% of net assets up to $500 million.

2.	Termination.

2.1

Termination. This Agreement shall terminate with respect to the Fund upon termination of the Fund's Investment Management Agreement, upon termination of the management fee waiver currently in effect for the Waddell & Reed Advisors Municipal High Income Fund or September 30, 2016, whichever comes first.

3.	Miscellaneous.

	3.1	Captions. The captions of this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation. Nothing contained herein shall be deemed to require the Corporation or the Fund to take any action contrary to the Corporation's Articles of Incorporation or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of the Corporation of its responsibility for and control of the conduct of the affairs of the Corporation or the Fund.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the business management and investment advisory fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers on May 18, 2009.

IVY FUNDS, INC. on behalf of its series
IVY MUNICIPAL HIGH INCOME FUND

By:	/s/ Mara Herrington
Mara Herrington, Vice President

IVY INVESTMENT MANAGEMENT
COMPANY

By:	/s/ Henry J. Herrmann
Henry J. Herrmann, President